

May 30, 2012

Via E-mail
Jack Jie Qin
Chief Executive Officer
EFT Holdings, Inc.
17800 Castleton St., Suite 300
City of Industry, CA 91748

> **Re:   EFT Holdings, Inc.**
> **Form 10-K for the year ended March 31, 2011**
> **Filed August 23, 2011**
> **File No. 000-53730**

Dear Mr. Qin:

We have reviewed your response dated May 3, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended March 31, 2011

Management's Report on Internal Control Over Financial Reporting, page 26

1.  We note your response to comments 17 through 26 from our letter dated February 22, 2012. It appears from your response that you intend to disclose in your Form 10-K for the year ended March 31, 2012 that your internal control over financial reporting was effective as of March 31, 2012. However, based on your response to our comments, it remains unclear to us whether you had a material weakness resulting from your accounting personnel having inadequate education and experience with US GAAP. Please respond to the following comments to help us better understand this matter.

2.  We understand from your response to comment 23 from our letter dated February 22, 2012 that your US Controller became your interim Chief Financial Officer during your fiscal year ended March 31, 2012. We also note that your interim Chief Financial Officer

is located in your US office, while it appears that your distribution centers and customers are located overseas in places such as Hong Kong and China.  It remains unclear to us whether your interim Chief Financial Officer is in a position to determine whether your consolidated financial statements are prepared in accordance with US GAAP.  To assist us in understanding this matter, please respond to the following comments concerning your year ended March 31, 2012:

- Please explain in more detail the extent to which your operations occurred in the US and the extent to which your operations occurred overseas.

- Please explain in more detail the operations and functions that were recorded by the accounting staff in your Hong Kong office and the operations and functions that were recorded by the accounting staff in your US office.

- Since it appears that some of your accounting functions occur in your Hong Kong office, please explain to us in further detail the extent of involvement, if any, for your interim Chief Financial Officer in the day-to-day operations in the Hong Kong office, including:

  o how often he travels to Hong Kong;

  o the level of his review of financial statements for operations outside of the US, i.e. whether he reviews only consolidated financial statements or whether he has access to and reviews the Hong Kong accounting books and records, including any individual account reconciliations, supporting documentation, bank statements, or journal entries; and,

  o his level of involvement in determining accounting policies and procedures that are followed in the Hong Kong office, and how he monitors whether any such policies and procedures are followed.

- We note that your response does not mention whether you appointed a new US Controller after your US Controller was promoted to become your interim Chief Financial Officer.  Please clarify for us whether the same person functioned as your US Controller and interim Chief Financial Officer from November 2011 through March 31, 2012.  If so, explain to us in more detail how this person allocated his time between these two functions and, if not explained in response to the above bullet points, the extent to which he was involved in the preparation and review of financial statements for your overseas operations.

3. We note that you maintain all of your books and records in accordance with US GAAP. We further note the information contained in your response to comment 23 from our letter dated February 22, 2012 concerning the Group Controller who is located in your Hong Kong office.  It appears that this person is heavily involved in accounting for your

overseas operations; however, it remains unclear to us whether this person has adequate education and experience with US GAAP such that she can determine whether your financial statements are prepared in compliance with US GAAP. To assist us in understanding this matter, please respond to the following comments:

- It appears from your response that the Group Controller did not receive any accounting education or CPA certification from the US. It appears instead that the Group Controller's accounting proficiency may relate to Singapore Financial Reporting Standards. If our understanding is correct, please explain to us in better detail how you believe the Group Controller obtained education and training about US GAAP and SEC rules and regulations.

- Please explain any current ongoing training in US GAAP and SEC rules and regulations that the Group Controller receives.

- Your response indicates that the Group Controller's professional work experience includes over twelve years of experience in accounting and internal and external audit. Explain in better detail the amount of time spent in each type of role, the specific services performed by the Group Controller in each type of role, the level within the organization held by the Group Controller at the time she performed the services, and how that work experience provided her with experience in US GAAP or SEC rules and regulations. Your response should specifically address any time spent performing external financial reporting for US publicly listed companies, external auditing for US publicly listed companies, the audit of a portion of a US subsidiary for a US parent for US GAAP consolidation purposes, consulting services not related to the audit for US publicly listed companies, internal control reviews for US publicly listed companies, or other types of experience. For example, if the Group Controller spent two years performing external audits for foreign subsidiaries of US publicly listed companies, during which time she was a staff accountant for an audit firm; the specific services she performed were primarily the audit of cash, accounts receivable, and accounts payable; and this work experience provided her with US GAAP experience because the foreign subsidiaries kept their books in US GAAP, you should state that in your response.

4. We note the information contained in your response to comment 23 from our letter dated February 22, 2012 concerning the two staff accountants who are located in your Hong Kong office. If you believe that these staff accountants have knowledge of US GAAP and SEC rules and regulations, please explain to us in better detail how these staff accountants obtained that knowledge. Please be sure to include in your response any current ongoing training in US GAAP. In addition, please provide clarifications related to the work experiences of the two staff accountants similar to that requested above for the Group Controller.

Form 10-Q for the quarter ended December 31, 2011

5. We note that you have not filed your Form 10-Q for the quarter ended December 31, 2011 even though it was due on February 14, 2012.  Please explain to us why you have not filed this Form 10-Q and when you expect to file it.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lisa Sellars at (202) 551-3348 if you have questions.  In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief